UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Kitty Hawk, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

498326206 (CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498326206                                                                     13G                                                                                   Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 3,125,829 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,125,829

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,829

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 498326206                                                                      13G                                                                                   Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 3,125,829 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,125,829

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,829

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 498326206	13G	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Management Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 3,125,829 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,125,829

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,829

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 498326206	13G	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 3,125,829 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,125,829

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,829

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 498326206                                                                     13G                                                                                   Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E.B. Lyon, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 3,125,829 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,125,829

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,829

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.: 498326206	13G	Page 7 of 11

Item 1(a). Name of Issuer:

Kitty Hawk, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1515 West 20th Street, P.O. Box 612787, Dallas/Fort Worth International Airport, 75261.

Item 2(a). Name of Persons Filing:

Gryphon Master Fund, L.P. (“Master Fund”), Gryphon Partners, L.P. (“Gryphon Partners”), Gryphon Management Partners, L.P. (“GMP”), Gryphon Advisors, LLC (“Gryphon Advisors”), and E.B. Lyon, IV (“Lyon”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

Each Reporting Person: 100 Crescent Court, Suite 490, Dallas, Texas 75201.

Item 2(c). Citizenship:

Master Fund: Bermuda.

Gryphon Partners: State of Texas.

GMP: State of Texas.

Gryphon Advisors: State of Texas.

Lyon: State of Texas.

Item 2(d). Title of Class of Securities:

Common Stock, $.000001 par value.

Item 2(e). CUSIP Number:

498326206

CUSIP No.: 498326206	13G	Page 8 of 11

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership:

The shares of the Issuer’s Common Stock reported hereby are owned directly by Master Fund. The General Partner of Master Fund is Gryphon Partners, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. The General Partner of Gryphon Partners is GMP, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. The General Partner of GMP is Gryphon Advisors, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. Lyon controls Gryphon Advisors and may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. Each of Gryphon Partners, GMP, Gryphon Advisors and Lyon disclaims any beneficial ownership of any such shares of Common Stock owned by Master Fund.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

CUSIP No.: 498326206	13G	Page 9 of 11

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 498326206	13G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2004	GRYPHON MASTER FUND, L.P.

	By:	Gryphon Partners, L.P., its General Partner

		By:	Gryphon Management Partners, L.P., its General Partner

			By:	Gryphon Advisors, LLC, its General Partner

			By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: February 4, 2004	GRYPHON PARTNERS, L.P.

	By:	Gryphon Management Partners, L.P., its General Partner

		By:	Gryphon Advisors, LLC, its General Partner

			By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: February 4, 2004	GRYPHON MANAGEMENT PARTNERS, L.P.

	By:	Gryphon Advisors, LLC, its General Partner

		By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

CUSIP No: 498326206	13G	Page 11 of 11

Dated: February 4, 2004	GRYPHON ADVISORS, LLC

	By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: February 4, 2004	E.B. LYON, IV

	By:	/s/ E.B. Lyon, IV